SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 9)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)*

STERLING CHEMICALS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

859166100
(CUSIP Number)

Bobby Liu
Senior Vice President and General Counsel
M.D. Sass Investors Services, Inc.
1185 Avenue of the Americas
18th Floor
New York, New York 10036
(212) 843-8980
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 859166100	Page 2 of 10 Pages
1	NAME OF REPORTING PERSON Resurgence Asset Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,057,524 /1/
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,057,524 /1/
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,057,524 /1/
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

/1/ SEE ITEM 5 HEREIN.

CUSIP No. 859166100	Page 3 of 10 Pages
1	NAME OF REPORTING PERSON Resurgence Asset Management International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,370,001 /1/
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,370,001 /1/
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,370,001 /1/
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

/1/ SEE ITEM 5 HEREIN.

CUSIP No. 859166100	Page 4 of 10 Pages
1	NAME OF REPORTING PERSON Re/Enterprise Asset Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,981,215 /1/
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,981,215 /1/
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,981,215 /1/
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

/1/ SEE ITEM 5 HEREIN.

CUSIP No. 859166100	Page 5 of 10 Pages
1	NAME OF REPORTING PERSON Martin D. Sass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,569,629 /1/
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,569,629 /1/
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,569,629 /1/
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

/1/ SEE ITEM 5 HEREIN.

STATEMENT PURSUANT TO RULE 13d-1
OF THE GENERAL RULES AND REGULATIONS UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934

Introduction

This Amendment No. 9 (this "Amendment") to Schedule 13D ("Schedule 13D") relates to shares of Common Stock, par value $.01 per share (the "Shares") of Sterling Chemicals, Inc. (the "Issuer").  This Amendment supplementally amends the initial statement on Schedule 13D, dated December 19, 2002, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined below).  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Initial Statement.

Item 1.  Security and Issuer

This Schedule 13D relates to the Shares.  The address of the principal executive office of the Issuer is 333 Clay Street, Suite 3600, Houston, Texas 77002-4109.

Item 2.  Identity and Background

This Schedule 13D is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i)	Resurgence Asset Management, L.L.C. ("RAM");

(ii)	Resurgence Asset Management International, Ltd. ("RAMI");

(iii)	Re/Enterprise Asset Management, L.L.C. ("REAM"); and

(iv)	Mr. Martin D. Sass ("Mr. Sass").

In its capacity as investment advisor, RAM exercises voting and investment power over the Shares held for the accounts of Corporate Resurgence Partners, L.L.C. ("Resurgence I"), Corporate Resurgence Partners II, L.L.C. ("Resurgence II"), M.D. Sass Corporate Resurgence Partners III, L.P. ("Resurgence III") and the Resurgence Asset Management, L.L.C. Employee Retirement Plan (the "Plan").  Accordingly, RAM may be deemed to share voting and investment power with Resurgence I, Resurgence II, Resurgence III and the Plan.

In its capacity as investment advisor, RAMI exercises voting and investment power over the Shares held for the account of Corporate Resurgence, Ltd. ("Corporate Resurgence").  Accordingly, RAMI may be deemed to share voting and investment power with Corporate Resurgence.

In its capacity as investment advisor, REAM exercises voting and investment power over the Shares held for the accounts of two employee pension plans (the "Pension Plans"), the M.D. Sass Associates, Inc. Employee Profit Sharing Plan (the "Sass Plan"), M.D. Sass Re/Enterprise Portfolio Company, L.P. ("Enterprise") and M.D. Sass Re/Enterprise II, L.P. ("Enterprise II").  Accordingly, REAM may be deemed to share voting and investment power with each of the Pension Plans, the Sass Plan, Enterprise and Enterprise II.

Mr. Sass serves as Chairman and Chief Executive Officer of RAM, RAMI, REAM and M.D. Sass Investors Services, Inc. ("MDSIS"), and as such, may be deemed to beneficially own the Shares beneficially owned by such entities.

Item 3.  Source and Amount of Funds or Other Consideration

MDSIS acquired beneficial ownership of 7,424 Shares and 37.303 shares (collectively, the "Subject Securities") of Series A Convertible Preferred Stock (the "Preferred Stock"), convertible into 37,303 Shares, on or about June 3, 2011 pursuant to the terms of that certain Final Order, dated March 8, 2011, relating to the lawsuit styled MD Sass Investors vs. J.B. Rubin & Company, Inc., Index Number 102698/2004, pending before the Commercial Division of the Supreme Court of New York, County of New York (the "Order").

Item 4.  Purpose of Transaction

The Reporting Persons are currently considering potential dispositions of their equity interest in the Issuer, including, without limitation, potential transactions involving the merger, sale or other disposition of the entirety of the outstanding equity of the Issuer.  In connection therewith, the Reporting Persons intend to analyze, among other things, the operations, capital structure and business prospects of the Issuer, and consult with third parties and/or management of the Issuer regarding the same.  As a result of these analytical activities, the Reporting Persons may hold discussions with management of the Issuer in which they may suggest or take a position with respect to potential transactions, whether relating solely to their equity interest or the outstanding equity interests of the Issuer as a whole.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as the sale or merger of the Issuer.  The Reporting Persons intend to review continuously their equity interest in the Issuer and reserve the right to dispose of any or all of their equity interest in the Issuer in a privately negotiated transaction or otherwise, at any time and from time to time, and to engage in discussions with potential acquirers thereof

Item 5. Interest in Securities of the Issuer

(a) – (b) See Rows 7, 9, 11 and 13 of each cover page.

The percentage in Row 13 of each cover page is based on 2,828,460 Shares that were outstanding as of April 30, 2011, as reported in the Issuer's most recently-filed quarterly report on Form 10-Q.

(i) The Shares that RAM may be deemed to beneficially own include Shares that RAM has the current right to acquire upon conversion of shares of the Preferred Stock.  As of June 6, 2011, funds and accounts managed by RAM held: (A) 837, 562 Shares and (B) 4,219,972 Shares issuable upon the conversion of Preferred Stock.

(ii) The Shares that RAMI may be deemed to beneficially own include Shares that RAMI has the current right to acquire upon conversion of shares of Preferred Stock.  As of June 6, 2011, funds and accounts managed by RAMI held: (A) 228,057 Shares and (B) 1,141,944 Shares issuable upon the conversion of Preferred Stock.

(iii)  The Shares that REAM may be deemed to beneficially own include shares that REAM has the current right to acquire upon conversion of shares of Preferred Stock.  As of June 6, 2011, funds and accounts managed by REAM held: (A) 497,212 Shares and (B) 2,484,003 Shares issuable upon the conversion of Preferred Stock.

(iv)  The Shares that Mr. Sass may be deemed to beneficially own include Shares that Mr. Sass has the current right to acquire upon conversion of shares of Preferred Stock.  As of June 6, 2011, funds and accounts managed by Mr. Sass held: (A) 1,589,543 Shares and (B) 7,980,086 Shares issuable upon the conversion of Preferred Stock.

(c)  Except for the receipt by the Reporting Persons of a regularly scheduled dividend of shares of Preferred Stock convertible into Shares, and except as described in this Schedule 13D, there have been no transactions effected with respect to the Shares during the past 60 days by any of the Reporting Persons.

(d)  Except in the case of the Subject Securities, for which the right to receive and the power to direct any dividends or proceeds from the sale therefrom shall be governed by the terms of the Order, no person other than those named in Item 2 is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the Order referred to above in Item 4, certain Reporting Persons may be required to apply proceeds, if any, received from any liquidation of the Subject Securities and distributions or dividends, if any, received on the Subject Securities to satisfy certain obligations of J.B. Rubin & Company, Inc. and James B. Rubin ("Rubin") that may be owed to third parties that are investors in funds and accounts managed by certain Reporting Persons.

The Order additionally provides for the return of the Subject Securities to Rubin under certain circumstances, as further described in the Order.

The descriptions of the Order provided in this Amendment do not purport to be complete and are each qualified in their respective entireties by reference to the full text of the Order, filed herewith, and is incorporated herein by reference.

Item 7.  Material to be filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2011

RESURGENCE ASSET MANAGEMENT, L.L.C.

By:	/s/ Martin D. Sass
Name:	Martin D. Sass
Title:	Chairman and Chief Executive Officer

RESURGENCE ASSET INTERNATIONAL, LTD.

By:	/s/ Martin D. Sass
Name:	Martin D. Sass
Title:	Chairman and Chief Executive Officer

RE/ENTERPRISE ASSET MANAGEMENT, L.L.C.

By:	/s/ Martin D. Sass
Name:	Martin D. Sass
Title:	Chairman and Chief Executive Officer

MARIN D. SASS

/s/ Martin D. Sass
Martin D. Sass

EXHIBIT INDEX

Exhibit

1
Final Order, dated March 8, 2011, relating to the lawsuit styled MD Sass Investors vs. J.B. Rubin & Company, Inc., Index Number 102698/2004, pending before the Commercial Division of the Supreme Court of New York, County of New York

2	Joint Filing Agreement, dated June 10, 2011 by and among Resurgence Asset Management, L.L.C., Resurgence Asset Management International, Ltd., Re/Enterprise Asset Management, L.L.C. and Martin D. Sass

3	Disclaimer of Beneficial Ownership